FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

January 26, 2009

Item 3: News Release:

A news release dated and issued on  January 26, 2009 was disseminated through Canada Stock Watch

Item 4: Summary of Material Change:

CanAlaska at Cordilleran Mineral Roundup Conference

Item 5: Full Description of Material Change:

Vancouver, Canada, January 26th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) wishes to announce its participation at the Mineral Exploration Roundup - January 27-29, 2009 at the Westin Bayshore Hotel, Vancouver.  The Roundup is the world’s premier technical mineral exploration conference.  The Company will have representatives available to meet with shareholders and to discuss technical aspects of its Athabasca uranium projects, including the planned activities of the Company’s 2009 drill season.

Participants are invited to meet the company at booth B61 on all days of the conference.

As previously announced on January 23rd, 2009, the Winter 2009 exploration has commenced on its Black Lake, Cree East, Fond Du Lac and West McArthur projects.  Exploration crews have initiated mobilization of supplies and equipment with the expectation that drilling will commence by January 28.

In other matters, the Board of Directors and members of its Compensation Committee have approved, subject to regulatory acceptance, the issuance of 5,535,000 incentive stock options to directors, officers, employees, advisors and consultants of CanAlaska.  The exercise price of the options will be $0.12 per common share, exercisable for a period of five years and shall include a two year-vesting provision.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 26th day of January 2009.